       For Immediate Release

April 5, 2006

PAN AMERICAN SILVER ANNOUNCES PUBLIC OFFERING OF COMMON SHARES

Vancouver, Canada – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) announced today that it will file a preliminary prospectus supplement to its existing US$150 million base shelf prospectus with the securities regulatory authorities in the provinces of Canada and will make a similar filing with the SEC in connection with a  public offering of approximately 5.75 million common shares (the “Offering”).

The Company will also grant to the underwriters an option, exercisable for a period of 30 days following the closing of the Offering, to purchase  additional  common shares,  subject to a maximum Offering size of US$150 million.

The Company expects to use the net proceeds of this Offering primarily for the construction and development of its Manantial Espejo silver project in Argentina and the remainder for working capital and general corporate purposes.

Bear Stearns & Co. Inc. and BMO Nesbitt Burns Inc. will act as joint book-runners for the Offering, with CIBC World Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Canaccord Capital Corporation and National Bank Financial Inc. acting as co-managers in the underwriting syndicate.

Once filed, a copy of the preliminary prospectus supplement and the base shelf prospectus may be obtained from:

Bear Stearns & Co. Inc. Attn: Prospectus Department 383 Madison Avenue New York, NY 10179 Tel: (866) 803-9204	BMO Nesbitt Burns Inc. Prospectus Department (B-2 Level) 1 First Canadian Place Toronto, Ontario M5X 1H3 Attn: Des Raposo, Dist. Centre Tel : (416) 363-6996 Ext. 224

This press release shall not constitute an offer to sell or a solicitation of an offer to buy common shares nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Pan American Silver Corp. is one of the world's largest publicly traded primary silver producers with mining operations and development projects in Mexico, Peru, Argentina, Bolivia and the United States.

-end-

For Further Information Contact: Pan American Silver Corp (604) 684-1175